EXHIBIT 99.1

Mario Paradis Appointed CFO of Neptune and Acasti

LAVAL, Quebec, Aug. 5, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (NASDAQ:ACST) (TSX-V:APO), a Neptune subsidiary, announce the appointment of Mario Paradis as Chief Financial Officer (CFO), starting August 24, 2015.

"Mario is a seasoned finance executive with a solid track record of success in the health industry," highlighted Jim Hamilton, President and CEO of Neptune. "He brings extensive experience in financial operations management, strategic planning, capital markets, and international merger and acquisitions (M&A), making him the ideal candidate to lead our finance team. As past CFO at Atrium Innovations Inc. (Atrium), he played a key role in their expansion efforts, making over nine acquisitions. His strong financial acumen should serve us well as we grow the business and enhance working capital performance."

"Mario is an accomplished leader and I am pleased to welcome him to our senior executive team," commented Jerry Wenker, Chairman of Acasti. "His depth of financial knowledge and experience, combined with his biopharmaceutical background at Aeterna Zentaris, makes him an excellent fit for our business."

Mr. Paradis was formerly Vice President and Chief Financial Officer at Atrium, which was acquired in 2014 by corporations backed by Permira funds in a transaction valued at over $1.1 billion. Prior to this, he held roles of increasingly authority at Aeterna Zentaris, most notably as Vice President Finance and Administration & Corporate Secretary. Mr. Paradis began his career at PricewaterhouseCoopers (PwC), where he successfully held senior positions primarily in audit and tax.

Mr. Paradis is a member of the Canadian Chartered Professional Accountants (CPA). He holds a Bachelor's degree in Business, with a specialty in Accounting, from Université du Québec à Trois-Rivières.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune or Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in:

  Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF").
  Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF").

All forward-looking statements in this press release are made as of the date of this press release. Neptune and Acasti do not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the respective AIF's under "Risk Factors".

Neither NASDAQ, the Toronto Stock Exchange nor the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune and Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com